Exhibit 99.1

Solid financials support R&D progress

•	First half-year financial results:

•	Revenues € 73.0 M, an increase of € 24.3 M compared to H1 2016

•	Operating loss € 32.9 M, an increase of € 8.6 M compared to H1 2016

•	Cash on 30 June 2017 of € 1,263.2 M

•	Raised € 363.9 M gross proceeds in the U.S. public equity offering

•	Substantial progress in R&D

•	Consistent filgotinib profile in RA in DARWIN 3 interim readout

•	Expansion of filgotinib Ph2 patient trials

•	Ph1 evaluation completed for individual components of first triple combo in CF

•	Initiation of Ph1b trial in U.S. with GLPG1972 in osteoarthritis patients

•	FDA orphan status for GLPG1690 in IPF

•	Nomination of fully proprietary pre-clinical candidates in inflammation, fibrosis, and other indications

•	Appointment of Michele Manto as Senior Vice President Commercial Operations

•	In-licensing of GLPG1972 by Servier triggers € 6 million license fee

Webcast presentation tomorrow, 28 July 2017, at 14.00 CET/8 AM ET, www.glpg.com, +32 2 403 7297, code 4659682

Mechelen, Belgium; 27 July 2017, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces its unaudited first half-year results, which are further detailed in its H1 2017 report available on the Galapagos website, www.glpg.com.

“I am pleased with the results over the first six months, both financially and in our R&D,” said Onno van de Stolpe, CEO. “We note the consistency of the DARWIN 3 results and are excited to see Gilead’s rapid rollout of inflammation studies with filgotinib. We expect more Phase 2 study starts with filgotinib. In cystic fibrosis we are making progress towards initiating patient evaluations of our first triple combo therapy. Most exciting for us is that we expect two patient study readouts from novel mechanism of action candidates this coming half year: the GLPG1690 FLORA study in IPF and the MOR106 study in atopic dermatitis.”

“In the first half of 2017 Galapagos continued to invest in its R&D pipeline to produce substantial progress. The U.S. public equity offering in April confirmed shareholders’ confidence in the future of our company and in our ability to execute,” said Bart Filius, CFO. “With a cash position of close to € 1.3 billion, we are well positioned to advance our wide range of R&D programs. We confirm our cash burn guidance for the full year within the range of € 135 – 155 million.”

Key figures first half-year report 2017 (unaudited)

(€ millions, except basic & diluted income/loss per share)

	30 June 2017 group total	30 June 2016 group total
Revenues	73.0	48.8
R&D expenditure	(92.9)	(62.4)
G&A and S&M expenses	(13.0)	(10.7)
Operating loss	(32.9)	(24.3)
Non-cash adjustment on short term financial asset[1]		57.5
Other net financial result	(16.2)	(0.9)
Taxes	(0.1)	—
Net result for the period	(49.2)	32.2
Basic income/loss (-) per share (€)	(1.03)	0.71
Diluted income/loss (-) per share (€)	(1.03)	0.69
Cash, cash equivalents and restricted cash	1,263.2	968.5

Notes:

1)	reflects non-cash financial asset adjustment resulting from the Gilead subscription agreement

Appointment of SVP Commercial Operations

Galapagos announces the hire of Michele Manto, formerly Rheumatology Global Marketing General Manager at AbbVie, where he was responsible for Humira and preparation of the launch strategy of ABT-494. Prior to that Michele held several commercial roles at AbbVie starting in 2004, most recently General Manager of the Netherlands operations and Business Unit Director Immunology at AbbVie’s German and Swiss operations. Joining on 1 September as SVP Commercial Operations at Galapagos, Michele will be responsible for envisioning, scoping and operationalizing the commercial strategy for the organization. Michele will have the operational task of building the commercial organization for the company, recruiting the right talent across Europe and leading these commercial teams in our alliance with Gilead for filgotinib.

“We welcome Michele to the Galapagos team. Michele brings valuable commercial experience and is the right person to spearhead build-up of our new commercial operations. The new SVP Commercial Operations will be a critical addition to the senior team and a key contributor to Galapagos’ transition to a fully integrated biotech company,” commented Onno van de Stolpe.

First half-year report 2017

Galapagos’ financial report for the first half-year ended 30 June 2017 can be accessed via www.glpg.com/financial-reports.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 28 July 2017 at 14:00 CET / 8 AM ET, which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 4659682

USA:	+1 719 325 2213
UK:	+44 330 336 9411
Netherlands:	+31 20 703 8261
France:	+33 1 76 77 22 57
Belgium:	+32 2 400 6926

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

26 October 2017	Third quarter 2017 results (webcast 27 October 2017)
22 February 2018	Full year 2017 results (webcast 23 February 2018)

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The

Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 550 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Paul van der Horst

Director IR & Business Development

+31 71 750 6707

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected operational cash burn during financial year 2017), financial results, timing and/or results of clinical trials, interaction with regulators, and build-up and development of commercial operations. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2017 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.